February 19, 2001

Mr. David A. Rescino

202 Lake Crest Drive

Southlake, TX 76092

Dear Dave:

I am pleased to offer you the position of Vice President of Finance and Chief Financial Officer for Vanguard Airlines. I have outlined a general package that I think would be of mutual acceptance. Please review and give me your thoughts:

1. Work scope and responsibilities:

a. Responsibilities include all functions associated with the finance are of the company.

b. Both parties mutually agree that work can be accomplished outside the headquarters of the company and will be flexible in terms of "in-office" requirements.

2. Compensation and Benefits:

a. Salary of $130,000 per year. A one-time signing bonus of $25,000 to be payable under the following terms: $10,000 upon agreement acceptance, $7,500 upon two weeks of employment, and $7,500 upon four weeks of employment. In the event you voluntarily terminate your employment with Vanguard prior to completion of (6) six months from your hire date, for reasons other than the company's breach of its obligations to you, you shall repay signing bonus in its entirety, net of sums owed to you by the company.

b. The company shall maintain directors and officers liability insurance covering you in the amount currently shared by other officers and directors of the company.

c. You will receive the same benefits available to other officers of the company, including, but limited to: vacation, holidays, pass privileges, and health and welfare benefits. All benefits would be on the same terms generally provided to officers of the company. Included with your employment would be use of cell phone/pager and laptop computer, both at the expense of the company.

d. Understanding that you will be commuting from your permanent place of residence, the company will pay all expenses associated with hotel/lodging expenses during the next 6 months, at which time the company and you agree to review.

e. You will receive 140,000 stock options under the current officers stock plan, which are vested quarterly over a four-year term.

David A. Rescino Jeff S. Potter

President and CEO